July 28, 2011
Correspondence filed via EDGAR and overnight delivery
Marc Thomas
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-4561

Re:	Bar Harbor Bankshares Form 10-K for the Fiscal Year Ended December 31, 2010- Filed March 16, 2011 Form 10-Q for the Quarter Ended March 31, 2011 -Filed May 10, 2011 File No. 1-13349
Dear Mr. Thomas:
On behalf of Bar Harbor Bankshares (the “Company”), this letter is in response to your comment letter dated June 21, 2011, including responses to subsequent requests communicated during our phone conversations on July 13 and 14, 2011 (“Telephone Comments”). Set forth below are the staff’s comments in bold italics followed by the Company’s responses to the staff’s comments:
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Note 4: Securities Available for Sale
1.	Please provide us your full detailed securities impairment analysis, as of both December 31, 2010 and March 31, 2011, for the private label mortgage-backed securities. The analysis should address all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment.
Response: Please refer to our preliminary letter to you dated July 5, 2011 in response to this comment, a copy of which is attached to this letter as Exhibit A.
Telephone Comment: Please provide us with a list of your private-label MBS that were in unrealized loss positions as of 12/31/10 and 3/31/11.
Response: Please refer to the attached Exhibits B and C for the information requested.
Telephone Comment: Please describe the detailed steps taken following the end of each reporting period to determine whether any of the Company’s private label MBS are other-than-temporarily impaired and, if so, the amount of OTTI that should be recorded.

Marc Thomas
Staff Accountant
United States Securities and Exchange Commission
July 28, 2011

Response: At March 31, 2011, the Company owned sixty-six private-label mortgage-backed securities with a total amortized cost of $19.6 million and an estimated fair value of $17.8 million, amounting to a net unrealized pre-tax loss of $1.9 million, or 9.6%.
Following the end of each reporting period, the Company identifies all private-label MBS with an unrealized loss position greater than 20% and all securities rated by the major credit rating agencies as below investment grade. At March 31, 2011, thirty-four such securities were identified. These securities were then subjected to a detailed OTTI evaluation using the data base information and future cash flow (i.e. loss modeling) tools provided by Bloomberg.
Management’s best estimate of credit losses (or lack thereof) inherent in the securities is based on discounted, bond-specific future cash flow projections using assumptions about cash flows associated with the pools of mortgage loans underlying each security. In estimating those cash flows the Company takes a variety of factors into consideration including, but not limited to, loan level credit characteristics, current and historical delinquency and non-performing loan rates, current levels of subordination and credit support, original and current loan to value ratios, borrower FICO scores, and the geographical distribution of the underlying collateral. All of the foregoing information is provided by Bloomberg (e.g. CLP, MTCS, CLC, DES, etc.).
The Company then reviews recent and historical constant default rates (“CDR”), recent and historical loss severities (“SEV”) and recent and historical conditional pre-payment speeds (“CPR”). All of the foregoing information is provided by Bloomberg (e.g. SEV, YTR, etc).
Using all of the foregoing information, the Company estimates the most likely future constant default rates, loss severities and conditional prepayment speeds. These best estimates typically reflect the most recent performance of the underlying collateral with respect to these three considerations (using 1, 3, 6, and 12 month experience), as well as the current credit characteristics of the underlying collateral including delinquencies, and other best estimates of future collateral performance.
Using the Bloomberg Structure Pay-down software application (SPA), the Company enters its best estimates for future CDR’s, SEV’s and CPR’s. The application then generates expected future cash flows using this information, including the existence and percentage of any future credit losses (i.e. OTTI), as well as the timeframe in which those losses are expected to occur.
Despite some elevated levels of delinquencies, defaults and losses in the underlying residential mortgage loan collateral, given credit enhancements resulting from the structures of the individual securities, the Company expects that it will recover the amortized cost basis of its private-label mortgage-backed securities and had therefore concluded that such securities were not other-than-temporarily impaired as of March 31, 2011 and December 31, 2010. Nevertheless, given uncertain market conditions, it is possible that adverse changes in repayment performance and fair value could occur in future periods that could impact the Company’s then current best estimates.

Marc Thomas
Staff Accountant
United States Securities and Exchange Commission
July 28, 2011

Telephone Comment: For the five securities listed below that had no OTTI recorded in the first quarter of 2011, please address the reasons why no OTTI was taken and the steps used to make that determination.
Response: Please note that the steps taken to determine the existence of OTTI for the five securities in question were the same as those outlined in our response to the previous comment.
The primary reasons why no OTTI was taken on the five subject securities are summarized below:
GSR 2004-9 3A2
Book Value — $568,512
Par Value — $609,605
These are variable rate 30 year mortgages with a current borrower rate of 3.16%. The security is rated Aa3 (Moody’s) and AAA (Fitch). These loans were originated in July 2004 (pre-bubble) and had an LTV ratio of 59.75%. The current LTV increased to 63.22%, suggesting the borrowers still have plenty of equity in their homes. Since 2004, 87% of this pool has paid down, with cumulative credit losses of only 0.49% that were covered with the credit support built into the structure. The original credit support was 4.15%, but has since increased to 11.91%. The collateral has been showing four delinquent loans over 90 days dating back to early 2010. There have been no new 30 or 60 day delinquencies since July 2010.
We modeled future cash flows using a CDR of 1.5%, based on the strength of the collateral, including recent and historical performance. We used a CPR of 6%, which is relatively slow but consistent with historical and recent performance. For loss severity we used 40% based on historical experience and in consideration of the current LTV’s of 63.22%. These inputs resulted in a credit loss of $12,670, with the first loss occurring in 2031 and extending out to 2034. No OTTI was taken on this security given that book value was less than the par value by $41,093.
We alternatively modeled this security using a CDR of 1, a CPR of 4, and a SEV of 60. There was no OTTI using these alternative inputs.
CWL 2002-S2 A5
Book Value — $685,513
Par Value — $685,557
This is a pool of fixed rate, closed-end home equity loans that were originated in 2002. The highest collateral concentration is in Texas at 37%, and only 5% in California. Since origination, 87% of the pool has been paid down. The security is rated AAA by both Moody’s and S&P. The original LTV’s were 17.39% and the current LTV’s are 10.68%, indicating the borrowers have sufficient equity in their homes. This security has had no historical losses, which appears reflective of the borrower equity positions. The collateral has been consistently performing well with loans delinquent 60+ at 0.66%, and 30 day delinquencies at 0.30%. The original credit support was 6.75%, but has since climbed to 13.5%.

Marc Thomas
Staff Accountant
United States Securities and Exchange Commission
July 28, 2011

The payment speeds on this pool have been running steady at about 15. The CDR’s have been averaging about 2.5%, but without any losses being incurred, presumably because of strong equity positions. Because of the strength of the underlying collateral, we heavily stress tested future cash flows using a CPR of only 6, a CDR of 5, and a SEV of 60. These inputs resulted in no future credit losses.
CSMC 2007-7 3A2
Current book value: $677,148
Current Par Value: $699,236
This is a small pool of fifty-four, 15 year mortgages with 53 months of seasoning and equity build. Borrowers with 15 year mortgages are typically more financially stable than 30 year borrowers. Consistent with this assumption, the original LTV’s on this pool were 50.52%, but have since climbed to 69.55%. Since these loans were originated, there have been no losses. The collateral has been performing well with the last new delinquency dating back to May 2010. Currently, there are only two delinquent loans in the pool, both of which are over 90 days. All other loans are current. The original credit support on this pool was 5.38%, but has since declined to 3.17%.
We modeled expected future cash flows using a CPR of 12 which essentially mirrored the previous 12 month average. Having little historical loss severity data (one loan at 29.32% in November 2010) we used an SEV of 43, which gave some consideration to the apparent strong equity positions. With respect to CDR, we determined that based on the small pool of steadily performing loans, it was appropriate to use a vector. Specifically, we modeled a CDR of 5 for one month (in consideration of the two delinquent loans), and then used a 1.1 CDR until maturity. These inputs resulted in a future credit loss of $21,657, with the first loss occurring in October 2017 and continuing through July 2022.
No OTTI was taken on this security given that book value was less than the par value by $22,088.
BOAMS 2005-J 3A2
Book Value $439,375
Par Value: $456,374
This is a small pool of sixty-one 30 year mortgages with 66 months of seasoning. Since 2005, 55% of this pool has been paid with cumulative losses of 1.43%. The security is credit rated B (Fitch) and C (Moody’s). The original credit support for this pool was 3.90%, but has since increased to 4.83%. The original LTV for these loans was 70.7%, but has since increased to 88.3%. The collateral has been performing reasonably well, with 90+ day delinquencies holding steady between 7% and 8% (30 day delinquents were 1.69% whereas 60 day delinquents were 1.82%).

Marc Thomas
Staff Accountant
United States Securities and Exchange Commission
July 28, 2011

We modeled expected future cash flows using a CPR of 24, compared with the prior six month average of 26.3 and a current month speed of 28.9. For CDR we used 4.8 until maturity. This was higher than the 3 month experience (4.56) but consistent with the 6 and 12 month experience (4.77 and 4.97). We also gave consideration to the low delinquencies in the 30 and 60 day categories. For SEV we used 40% which was consistent with recent and historical experience. These inputs resulted in an estimated future credit loss of $11,642, with the first loss occurring in August 2018 and the last loss in August 2020.
No OTTI was taken on this security given that book value was less than the par value by $16,999.
CWHL 2008-3R 1A2
Book Value: $746,874
Par Value: $1,054,905
This is a private placement MBS, which is not rated by the major credit rating agencies, making the security more illiquid in the marketplace. The collateral consists of 30-year mortgages with 47 months of seasoning. Since origination, 50% of this pool has paid down with no cumulative losses. While borrower FICO scores were 742 at origination with LTV’s at 70.7%, forty-one percent of the collateral is in California. The Collateral was currently showing 90+ day delinquencies of 15.6%, however, 60 day delinquencies were at 0.93% and 30 day delinquencies at 2.25%.
We modeled expected future cash flows using a CPR of 21, which approximated the prior six month average. We used a CDR of 3.7 to maturity, which was higher than all current and historical averages, but gave consideration to the delinquency status of the underlying loans. We used a 45 for SEV, which was higher than the 3, 6 and 12 month averages. The foregoing inputs resulted in an estimated future credit loss of $299,400, with the first loss occurring in August 2010 and the last loss in May 2016.
No OTTI was taken on this security given that book value was less than the par value by $308,031.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Nonperforming Loans

Marc Thomas
Staff Accountant
United States Securities and Exchange Commission
July 28, 2011

2. We note your response to comment one in our letter dated April 6, 2011. In order for us to more clearly understand the nature, terms, collateral and any specific allowance for loan loss recorded on this specific loan, please address the following:
Comment: Tell us the original loan terms and indicate whether the terms have ever been modified.
Response: The original loan terms were outlined in item one of our initial response letter dated April 19, 2011, to your comment letter dated April 6, 2011.
By way of further explanation, a $5 million loan to the Authority closed on August 28, 2007, and matured on August 28, 2010. That note was extended for one year to August 28, 2011. A separate $1 million loan to the Authority was closed on August 18, 2008, and matured on August 28, 2010. That note was extended to August 28, 2011. The extensions were requested and granted after the town declined to provide an anticipated $1 million development grant, and they were intended to give the Authority time to assess all of its repayment options, to reconsider the best means by which to sell the remaining houses (i.e., as affordable units, as straight market value homes, or with the option to do either). Other than these two extensions, no other loan terms have been modified from the original documentation. Since the date of the second extension, the Authority has liquidated ownership of another real estate asset, sold several affordability covenants in the subject project and obtained a survey necessary to sell some additional covenants; however, no additional houses have sold. The Authority has also determined a selling price and other details necessary to begin selling affordability covenants in another project (as of the third quarter of this year).
Comment: Provide us with specific information detailing the nature of the loan, sources of repayment, repayment history (i.e., from housing units and affordability covenants) to date as well as management’s expectations regarding full repayment of the loan upon maturity in August 2011”
The loans funded the construction costs for a 31 unit affordable housing project conceived and managed by the local not-for-profit Housing Authority. The original repayment sources included housing sales and a $1 million bond issuance by the town. That bond issuance was rejected by the town in 2010 after approval in a prior year. The bank receives 100% of the net proceeds from any sale and applies the payments to outstanding principal. The bank received $2.1 million in principal payments in 2008 (from housing unit sales), $836 thousand in 2009 (from housing unit sales) and $422 thousand in 2010 (from housing unit sales). Interest in each of those years was $169, $233 and $202 thousand, respectively. To date, four affordability covenant sales from the subject project have closed yielding $40,000 per sale. Additionally, there was an $84 thousand principal reduction in 2010 from the liquidation of another real estate asset mentioned above. Repayment is not expected as of the maturity date of August 28, 2011. However, the summer months are traditionally a key selling season for single family homes, and thus is important to assessing the marketability of the homes at their current price points. The listing agreement was transferred to a new realtor this spring. Further, the third quarter is the first chance for the Authority to market the affordability covenants in its other subdivision and so their salability is yet to be determined. The Company will continue to reassess its cash flow and collateral positions as more information becomes available in order to determine the appropriate accounting treatment.

Marc Thomas
Staff Accountant
United States Securities and Exchange Commission
July 28, 2011

Comment: Regarding the repayment history, address the total number of housing units in the project, how many units have been sold to date and at what prices, the number of affordability covenants sold as well as the related sales prices.
Response: In 2008, eight houses in the project, and one outside the affordability project, sold for prices ranging from $165 to $363 thousand. All but one of these were sold as affordable houses (i.e., subject to the affordability covenants). The average sales price was $234 thousand. In 2009, four houses sold for prices ranging from $179 to $260 thousand (all subject to affordability covenants). The average sales price was $209 thousand. In 2010, two houses sold — one for $205 and the other for $217 thousand (both subject to affordability covenants). As mentioned above, four affordability covenants have sold for $40,000 each. There remain seven other possible sales from the subject property, some of which are awaiting some survey work and town approvals that are underway. The remaining 17 homes are all listed for sale at customary market value prices, i.e., not discounted affordability prices. There are also potential affordability covenant sales from an unrelated project; many of the details of these sales have been determined in the second quarter of 2011 and marketing of the sales is planned for the third quarter.
Comment: Provide us with details regarding the specific loss allowances which have been recorded and how these amounts have been determined at both December 31, 2010 and March 31, 2011
Response: The Company’s allowance for loan losses has been adjusted to reflect the increasing specificity of the Authority’s plan for repayment. At December 31, 2010, the loan had a specific allowance of $577 thousand. This amount was estimated using a discounted cash flow analysis that was based upon the Authority’s initial proposed sources of repayment, which included assumptions regarding sales prices of housing units, number of affordability covenant sales, and timing of sales. At March 31, 2011, the specific allowance was determined to be $850 thousand. This amount was again estimated using a discounted cash flow analysis based upon the Authority’s updated specific plan for repayment. The specific allowance will be updated each quarter as more information becomes available.
*  *  *  *  *

Marc Thomas
Staff Accountant
United States Securities and Exchange Commission
July 28, 2011

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions concerning the above responses, please do not hesitate to call me at (207) 288-9343.
Respectfully submitted,
/s/ Joseph M. Murphy

Joseph M. Murphy
President & CEO

EXHIBIT A
July 5, 2011
Marc Thomas
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-4561

Re:	Bar Harbor Bankshares Form 10-K for the Fiscal Year Ended December 31, 2010 Form 10-Q for the Quarter Ended March 31, 2011 File No. 1-13349
Dear Mr. Thomas:
Pursuant to our conversation, provided herewith is additional information covering Bar Harbor Bankshares (the “Company’s)” private label mortgage-backed securities impairment analysis as of December 31, 2010 and March 31, 2011.
Exhibits A and A-1 provide details of all private label securities owned by the Company as of December 31, 2010 and March 31, 2011. On a quarterly basis the Company performs other-than-temporary impairment (“OTTI”) evaluations for all of its private-label MBS securities credit rated as below investment grade by the major credit rating agencies using the lowest credit rating, and all securities with an unrealized loss position of 20% or greater. Those securities listed on the bottom of each summary sheet were evaluated for OTTI at period end. Those securities highlighted in yellow are those where the Company has recorded OTTI, either in the current period or prior periods.
Exhibits B and B-1 provide further details of each security where OTTI had been recorded in the current or prior periods. Included in this summary information are the key assumptions the Company used in determining discounted, bond specific future ach flow projections and estimated credit losses; namely: Constant Payment Rates (CPR), Constant Default Rates (CDR) and Loss Severities (SEV).
For each security evaluated, the Company maintains a “package” of supporting documentation covering, among many other things, historical and current collateral performance, current levels of subordination and credit support, recent and historical payment rates, default rates and loss severities, and current and historical loan to collateral ratios. Information supporting the assumptions utilized in determining the OTTI loss estimates as well as the results from the loss modeling application is also included in the supporting documentation packages.

Marc Thomas
Staff Accountant
U.S. Securities and Exchange Commission
July 5, 2011

* * * * *
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions concerning the above responses, please do not hesitate to call me at (207) 288-288-2638.
Respectfully submitted,
/s/ Gerald Shencavitz

Gerald Shencavitz
EVP and CFO
Bar Harbor Bankshares

EXHIBIT A
Exhibit A
Private Label MBS 12/31/10

Cusip	Original Face	Coupon	Maturity Date	Security Type	Description	Par Value	Market Px	Book Value	Market Value	Gain/Loss	G/L as % of BV	Rating
22541Q4D1	1500000	6.5	12/25/2033		CMOs - Fixed Rate CSFB 2003-29 7A1	190098.99	$106.41	$190,098.99	$202,288.46	$12,189.47	6.41%	AAA
22541Q4D1	1000000	6.5	12/25/2033		CMOs - Fixed Rate CSFB 2003-29 7A1	126732.66	$106.41	$126,732.66	$134,858.97	$8,126.31	6.41%	AAA
36228FRD0	1500000	5	3/25/2018		CMOs - Fixed Rate GSR 2003-4F 5A1	31077.69	$103.17	$31,068.33	$32,063.37	$995.04	3.20%	AAA
36228FRD0	1000000	5	3/25/2018		CMOs - Fixed Rate GSR 2003-4F 5A1	20718.46	$103.17	$20,718.46	$21,375.58	$657.12	3.17%	AAA
61745MZS5	1000000	5	5/25/2019		CMOs - Fixed Rate MSM 2004-3 1A	248355.55	$101.50	$244,408.15	$252,082.22	$7,674.07	3.14%	AAA
949780AA8	780000	5	6/25/2018		CMOs - Fixed Rate WFMBS 2003 6 1A1	96300.5	$103.55	$96,761.03	$99,719.93	$2,958.90	3.06%	AAA
939336UE1	1000000	5	3/25/2018		CMOs - Fixed Rate WAMMS 2003-MS5 1A1	93748.04	$102.83	$93,748.04	$96,405.42	$2,657.38	2.83%	AAA
000780KN5	240000	5	7/25/2018		CMOs - Fixed Rate AMAC 2003-7 A2	35406.19	$103.22	$35,559.78	$36,545.74	$985.96	2.77%	AAA
939336UE1	1000000	5	3/25/2018		CMOs - Fixed Rate WAMMS 2003-MS5 1A1	93748.04	$102.83	$94,077.05	$96,405.42	$2,328.37	2.47%	AAA
929227C53	700000	5.25	1/25/2018		CMOs - Fixed Rate WAMU 2002-S8 2A7	48287.91	$102.27	$48,287.91	$49,386.15	$1,098.24	2.27%	AAA
9292275G7	6250000	4	2/25/2032		CMOs - Fixed Rate WAMU 2003-S4 4A1	277182.54	$99.82	$270,878.01	$276,671.86	$5,793.85	2.14%	AAA
55265KUH0	3000000	5.5	4/25/2018		CMOs - Fixed Rate MASTR 2003-3 5A1	48165.45	$102.22	$48,302.01	$49,233.11	$931.10	1.93%	AAA
9292275G7	6365000	4	2/25/2032		CMOs - Fixed Rate WAMU 2003-S4 4A1	282282.7	$99.82	$276,959.84	$281,762.62	$4,802.78	1.73%	AAA
12669EQS8	1400000	5.5	8/25/2033		CMOs - Fixed Rate CWHL 2003-J6 1A1	385135.06	$102.27	$387,755.96	$393,892.11	$6,136.15	1.58%	AAA
12669DL97	750000	5	4/25/2018		CMOs - Fixed Rate CWHL 2003-4 2A1	61651.02	$101.89	$62,019.82	$62,818.34	$798.52	1.29%	Aaa
86359BH46	1000000	5.25	11/25/2034		CMOs - Fixed Rate SASC 2004-20 1A3	307377.58	$101.20	$307,377.58	$311,057.07	$3,679.49	1.20%	AAA
05949APD6	1000000	5.75	8/25/2034		CMOs - Fixed Rate BOAMS 2004-7 5A8	164313.27	$101.29	$164,494.50	$166,436.94	$1,942.44	1.18%	AAA
05949AJU5	1000000	5.5	7/25/2034		CMOs - Fixed Rate BOAMS 2004-6 1A8	184827.52	$100.92	$184,827.52	$186,529.34	$1,701.82	0.92%	AAA
32051DW81	2000000	5.5	5/25/2034		CMOs - Fixed Rate FHASI 2004-2 1A2	115955.72	$100.32	$115,391.18	$116,326.74	$935.56	0.81%	AAA
294751EU2	500000	5.1	7/25/2034		Asset-Backed Securities - VR EQABS 2004-3 AF4	284503.85	$96.18	$272,752.01	$273,649.49	$897.48	0.33%	AAA
05946XWP4	1000000	4.5	3/25/2035		CMOs - Fixed Rate CMO 2005-3 2A2	8915.54	$99.15	$8,832.95	$8,839.88	$6.93	0.08%	AAA
55265KWG0	1000000	5	5/25/2018		CMOs - Fixed Rate MASTR 2003-4 8A2	4220.68	$99.66	$4,220.68	$4,206.38	$-14.30	-0.34%	AAA
12669EVB9	2500000	3.9	8/25/2033		CMOs - Fixed Rate CWALT 2003-15T2 A8	154105.03	$97.97	$152,404.30	$150,980.29	$-1,424.01	-0.93%	AAA
576434EK6	1000000	6.25	6/25/2033		CMOs - Fixed Rate MALT 2003-4 2A1	147879.53	$100.60	$150,627.67	$148,760.92	$-1,866.75	-1.24%	AAA
79548K3C0	618000	9	3/25/2022		CMOs - Fixed Rate SBM7 200-1 B1	53490.85	$95.52	$51,903.15	$51,092.27	$-810.88	-1.56%	AAA
55265KNJ4	4000000	5.5	12/25/2017		CMOs - Fixed Rate MASTR 2002-8 1A1	116078.06	$97.52	$116,966.21	$113,202.02	$-3,764.19	-3.22%	AAA
59020ULS2	1635000	2.7865	8/25/2034		CMOs - Variable Rate MLMI 2004-A4 A3	600526.03	$78.78	$566,167.39	$473,106.24	$-93,061.15	-16.44%	AAA
12667FAH8	966208	5.125	3/25/2034		CMOs - Fixed Rate CWALT 2004-2CB 1A2	966208	$100.78	$963,616.23	$973,696.11	$10,079.88	1.05%	Aa2
126673TD4	2000000	4.615	2/25/2035		Asset-Backed Securities - FR CWL 2004-S1 A3	1325744.37	$92.40	$1,247,948.92	$1,225,034.99	$-22,913.93	-1.84%	Aa3
05948XS69	9300000	3.467	2/25/2034		CMOs - Variable Rate BOAMS 2004-A 1A1	294243.96	$88.76	$294,243.96	$261,174.68	$-33,069.28	-11.24%	A-
92922F4F2	125000	5.2636	12/25/2035		CMOs - Variable Rate WAMU 2005-AR14 2A1	68109.33	$90.67	$66,345.51	$61,753.65	$-4,591.86	-6.92%	BBB+
863572AY9	10000000	4.842	3/1/2020		CMOs - Variable Rate PERSB 1990-1 1	35207.55	$97.04	$35,118.25	$34,165.72	$-952.53	-2.71%	Baa1
05948XS93	4000000	3.5133	2/25/2034		CMOs - Variable Rate BOAMS 2004-A 2A1	582790.79	$94.17	$578,868.95	$548,828.13	$-30,040.82	-5.19%	BBB-
172973T41	1000000	5.5	4/25/2035		CMOs - Fixed Rate CMSI 2005-3 1A8	191666.8	$101.02	$190,746.09	$193,619.21	$2,873.12	1.51%	Baa3

126671QN9	2500000	5.978	1/25/2017		Asset-Backed Securities - VR CWL 2002-S2 A5	367912.42	$74.50	$367,727.96	$274,110.90	$-93,617.06	-25.46%	AAA
126671QN9	2500000	5.978	1/25/2017		Asset-Backed Securities - VR CWL 2002-S2 A5	367912.42	$74.50	$367,833.51	$274,110.90	$-93,722.61	-25.48%	AAA
36242DBL6	4760000	2.8614	8/25/2034		CMOs - Variable Rate GSR 2004-9 3A2	615031.72	$47.26	$573,079.21	$290,677.64	$-282,401.57	-49.28%	Aa3
94983VAL9	415000	2.9037	4/25/2036		CMOs - Variable Rate WFMBS 2006-AR8 2A6	415000	$75.21	$301,331.75	$312,116.69	$10,784.94	3.58%	BB
32051GWQ4	1000000	5.5	11/25/2035		CMOs - Fixed Rate FHASI 2005-6 1A1	376514.67	$98.89	$366,189.16	$372,325.94	$6,136.78	1.68%	BB
12669GU82	1000000	5.5	8/25/2035		CMOs - Fixed Rate CWHL 2005-J2 3A1	228030.94	$98.51	$228,030.94	$224,635.63	$-3,395.31	-1.49%	B1
1729733F4	1200000	5.5	10/25/2035		CMOs - Fixed Rate CMSI 2005-7 1A1	382858.21	$95.74	$378,935.61	$366,564.15	$-12,371.46	-3.26%	B1
94980SAQ8	1200000	6	8/25/2036		CMOs - Fixed Rate WFMBS 2006-9 1A15	300238.27	$99.50	$294,504.68	$298,738.88	$4,234.20	1.44%	B2
126694HN1	1075400	5.5	11/25/2035		CMOs - Fixed Rate CWHL 2005-25 A9	811673.19	$95.26	$808,213.32	$773,211.49	$-35,001.83	-4.33%	B3
12669GC41	1000000	5.5	6/25/2035		CMOs - Fixed Rate CWHL 2005-13 A4	295929.85	$94.24	$296,162.69	$278,896.45	$-17,266.24	-5.83%	B-
94986AAR9	1661000	6	7/25/2037		CMOs - Fixed Rate WFMBS 2007-8 1A16	1004086.79	$88.17	$981,950.57	$885,326.52	$-96,624.05	-9.84%	Caa1
93362FAG8	445000	6.0154	8/25/2036		CMOs - Variable Rate WAMU 2006-AR8 2A2	445000	$77.97	$324,335.68	$346,954.53	$22,618.85	6.97%	CCC
32051GC78	1000000	5.5	12/25/2035		CMOs - Fixed Rate FHASI 2005-7 A9	190642.3	$95.34	$190,642.30	$181,765.48	$-8,876.82	-4.66%	CCC
32051GC78	1000000	5.5	12/25/2035		CMOs - Fixed Rate FHASI 2005-7 A9	190642.3	$95.34	$190,642.30	$181,765.48	$-8,876.82	-4.66%	CCC
126694PF9	1000000	5.5	12/25/2035		CMOs - Fixed Rate CWHL 2005-28 A1	276971.09	$94.24	$276,138.16	$261,026.61	$-15,111.55	-5.47%	CCC
362341VT3	1000000	5.5	11/25/2035		CMOs - Fixed Rate GSR 2005-8F 2A5	340056.55	$90.83	$337,290.50	$308,866.87	$-28,423.63	-8.43%	CCC
12543RBJ7	1000000	6	4/25/2037		CMOs - Fixed Rate CWHL 2007-3 A33	1000000	$78.93	$909,800.00	$789,318.20	$-120,481.80	-13.24%	CCC
12638DAH9	1383000	5.5	3/25/2023		CMOs - Fixed Rate CSMC 2007-7 3A2	712317.09	$82.19	$690,228.93	$585,424.92	$-104,804.01	-15.18%	CCC
76111XP64	425000	5.5	3/25/2036		CMOs - Fixed Rate RFMSI 2006-S3 A8	354468.72	$72.01	$304,764.08	$255,257.36	$-49,506.72	-16.24%	CCC
74958VAD0	1230000	5.5	9/25/2022		CMOs - Fixed Rate RFMSI 2007-S9 2A2	458053.92	$53.47	$355,238.82	$244,911.63	$-110,327.19	-31.06%	CCC
9393365D1	1000000	5.5	5/25/2035		CMOs - Fixed Rate WMALT 2005-3 1CB6	415780.67	$57.45	$347,883.64	$238,871.36	$-109,012.28	-31.34%	CCC
74958VAB4	1400000	6	10/25/2037		CMOs - Fixed Rate RFMSI 2007-S9 1A2	842017.67	$22.31	$296,590.03	$187,871.32	$-108,718.71	-36.66%	CCC
02147RAG5	1500000	6	8/25/2036		CMOs - Fixed Rate CWALT 2006-23CB 1A7	680110.87	$68.19	$606,076.90	$463,761.48	$-142,315.42	-23.48%	Caa3
02147RAG5	1000000	6	8/25/2036		CMOs - Fixed Rate CWALT 2006-23CB 1A7	453407.25	$68.19	$404,051.26	$309,174.32	$-94,876.94	-23.48%	Caa3
12545AAY0	698250	6	1/25/2038		CMOs - Fixed Rate CWHL 2007-8 1A23	487533.91	$44.29	$233,792.50	$215,949.73	$-17,842.77	-7.63%	CC
12638DAJ5	537000	5.5	3/25/2023		CMOs - Fixed Rate CSMC 2007-7 3A3	443877.56	$59.71	$266,371.36	$265,045.68	$-1,325.68	-0.50%	CC
021469AL5	1000000	5.75	5/25/2026		CMOs - Fixed Rate CWALT 2006-J3 4A1	272024.1	$82.76	$270,296.81	$225,115.50	$-45,181.31	-16.72%	CC
021469AL5	1000000	5.75	5/25/2026		CMOs - Fixed Rate CWALT 2006-J3 4A1	272024.1	$82.76	$270,357.74	$225,115.50	$-45,242.24	-16.73%	CC
12668BVA8	2000000	5.75	5/25/2036		CMOs - Fixed Rate CWALT 2006-9T1 A1	945659.26	$68.92	$831,190.87	$651,766.42	$-179,424.45	-21.59%	CC
05949CKW5	1000000	5.2524	11/25/2035		CMOs - Variable Rate BOAMS 2005-J 3A2	481251.21	$68.32	$464,251.91	$328,798.91	$-135,453.00	-29.18%	C
45668JAC0	1405000	5.6927	1/25/2037		CMOs - Variable Rate INDX 2006-AR33 1A22	1405000	$40.91	$578,579.00	$574,831.86	$-3,747.14	-0.65%	Ca
32051G3A1	1000000	6	5/25/2036		CMOs - Fixed Rate FHAMS 2006-FA2 1A6	631537.98	$75.70	$522,660.84	$478,079.68	$-44,581.16	-8.53%	D
126378BL1	1812000	6	2/25/2037		CMOs - Fixed Rate CSMC 2007-1 5A12	881740.45	$69.97	$429,639.86	$616,947.89	$187,308.03	43.60%	D
12545BAB8	2000000	6	8/25/2037		CMOs - Fixed Rate CWHL 2008-3R 1A2	1154991.72	$73.33	$846,960.52	$846,960.52	$0.00	0.00%	NA
12545BAD4	1000000	6	8/25/2037		CMOs - Fixed Rate CWHL 2008-3R 2A2	1000000	$40.80	$308,100.00	$308,100.00	$0.00	0.00%	NA

								$22,720,072.50	$20,830,365.81

EXHIBIT A
Exhibit A-1
Private Label MBS 3/31/2011

Cusip	Original Face	Coupon	Maturity Date	Security Tyoe	Description	Par Value	Market Px	Book Value	Market Value	Gain/Loss	G/L as % of BV	Rating
000780KN5	240000	5	7/25/2018		CMOs - Fixed Rate AMAC 2003-7 A2	30449.88	103.15287	30564.72	31409.93	845.21	2.77%	AAA
05949AJU5	1000000	5.5	7/25/2034		CMOs - Fixed Rate BOAMS 2004-6 1A8	127480.99	100.63282	127480.99	128287.72	806.73	0.63%	AAA
05949APD6	1000000	5.75	8/25/2034		CMOs - Fixed Rate BOAMS 2004-7 5A8	123670.49	101.01395	123670.49	124924.45	1253.96	1.01%	AAA
05946XWP4	1000000	4.5	3/25/2035		CMOs - Fixed Rate CMO 2005-3 2A2	235.27	99.44051	234	233.95	-0.05	-0.02%	AAA
22541Q4D1	1500000	6.5	12/25/2033		CMOs - Fixed Rate CSFB 2003-29 7A1	189049.08	106.3705	189049.08	201092.45	12043.37	6.37%	AAA
22541Q4D1	1000000	6.5	12/25/2033		CMOs - Fixed Rate CSFB 2003-29 7A1	126032.72	106.3705	126032.72	134061.63	8028.91	6.37%	AAA
12669DL97	750000	5	4/25/2018		CMOs - Fixed Rate CWHL 2003-4 2A1	53935.98	101.85167	54230.26	54934.7	704.44	1.30%	Aaa
12669EQS8	1400000	5.5	8/25/2033		CMOs - Fixed Rate CWHL 2003-J6 1A1	351023.63	101.91661	353280.2	357751.38	4471.18	1.27%	AAA
32051DW81	2000000	5.5	5/25/2034		CMOs - Fixed Rate FHASI 2004-2 1A2	44665.38	99.98198	44447.92	44657.33	209.41	0.47%	AAA
36228FRD0	1500000	5	3/25/2018		CMOs - Fixed Rate GSR 2003-4F 5A1	24973.66	103.10986	24966.41	25750.31	783.9	3.14%	AAA
36228FRD0	1000000	5	3/25/2018		CMOs - Fixed Rate GSR 2003-4F 5A1	16649.11	103.10986	16649.11	17166.87	517.76	3.11%	AAA
576434EK6	1000000	6.25	6/25/2033		CMOs - Fixed Rate MALT 2003-4 2A1	147043.98	100.57912	149717.92	147895.54	-1822.38	-1.22%	AAA
55265KNJ4	4000000	5.5	12/25/2017		CMOs - Fixed Rate MASTR 2002-8 1A1	105189.72	103.36647	105942.82	108730.9	2788.08	2.63%	AAA
55265KUH0	3000000	5.5	4/25/2018		CMOs - Fixed Rate MASTR 2003-3 5A1	46169.85	102.17227	46272.88	47172.78	899.9	1.94%	AAA
59020ULS2	1635000	2.7867	8/25/2034		CMOs - Variable Rate MLMI 2004-A4 A3	580835.6	78.73128	546476.96	457299.3	-89177.66	-16.32%	AAA
86359BH46	1000000	5.25	11/25/2034		CMOs - Fixed Rate SASC 2004-20 1A3	229895.45	100.85542	229895.45	231862.02	1966.57	0.86%	AAA
939336UE1	1000000	5	3/25/2018		CMOs - Fixed Rate WAMMS 2003-MS5 1A1	79502.8	102.76204	79502.8	81698.7	2195.9	2.76%	AAA
939336UE1	1000000	5	3/25/2018		CMOs - Fixed Rate WAMMS 2003-MS5 1A1	79502.8	102.76204	79742.43	81698.7	1956.27	2.45%	AAA
929227C53	700000	5.25	1/25/2018		CMOs - Fixed Rate WAMU 2002-S8 2A7	42590.74	102.2155	42590.74	43534.34	943.6	2.22%	AAA
9292275G7	6250000	4	2/25/2032		CMOs - Fixed Rate WAMU 2003-S4 4A1	179057.01	99.81253	175019.07	178721.33	3702.26	2.12%	AAA
9292275G7	6365000	4	2/25/2032		CMOs - Fixed Rate WAMU 2003-S4 4A1	182351.66	99.81253	178935.59	182009.81	3074.22	1.72%	AAA
949780AA8	780000	5	6/25/2018		CMOs - Fixed Rate WFMBS 2003 6 1A1	85494.81	103.47126	85858.33	88462.56	2604.23	3.03%	AAA
294751EU2	500000	5.1	7/25/2034		Asset-Backed Securities - VR EQABS 2004-3 AF4	284503.85	96.33631	273303.09	274080.51	777.42	0.28%	Aa1
12667FAH8	966208	5.125	3/25/2034		CMOs - Fixed Rate CWALT 2004-2CB 1A2	966208	101.5253	963618.03	980945.57	17327.54	1.80%	Aa2
12669EVB9	2500000	3.9	8/25/2033		CMOs - Fixed Rate CWALT 2003-15T2 A8	146675.98	98.08132	145121.65	143861.74	-1259.91	-0.87%	Aa3
126673TD4	2000000	4.615	2/25/2035		Asset-Backed Securities - FR CWL 2004-S1 A3	1239591.56	91.58064	1167765.61	1135225.88	-32539.73	-2.79%	Aa3
92922F4F2	125000	5.2535	12/25/2035		CMOs - Variable Rate WAMU 2005-AR14 2A1	63577	90.39252	61947.08	57468.85	-4478.23	-7.23%	BBB+
863572AY9	10000000	0	3/1/2020		CMOs - Variable Rate PERSB 1990-1 1	34184.71	97.7051	34184.71	33400.21	-784.5	-2.29%	Baa1
61745MZS5	1000000	5	5/25/2019		CMOs - Fixed Rate MSM 2004-3 1A	238228.77	101.47311	234583.96	241738.14	7154.18	3.05%	Baa2
172973T41	1000000	5.5	4/25/2035		CMOs - Fixed Rate CMSI 2005-3 1A8	126514.66	100.96041	125906.92	127729.72	1822.8	1.45%	Baa3

126671QN9	2500000	5.978	1/25/2017		Asset-Backed Securities - VR CWL 2002-S2 A5	342778.49	74.72727	342608.68	256149.01	-86459.67	-25.24%	Aa2
126671QN9	2500000	5.978	1/25/2017		Asset-Backed Securities - VR CWL 2002-S2 A5	342778.49	74.72727	342705.84	256149.01	-86556.83	-25.26%	Aa2
36242DBL6	4760000	2.86	8/25/2034		CMOs - Variable Rate GSR 2004-9 3A2	609605.27	47.12527	568512.39	287278.13	-281234.26	-49.47%	Aa3
05948XS69	9300000	2.7465	2/25/2034		CMOs - Variable Rate BOAMS 2004-A 1A1	292064.55	88.34233	292064.55	258016.63	-34047.92	-11.66%	BB
05948XS93	4000000	2.8571	2/25/2034		CMOs - Variable Rate BOAMS 2004-A 2A1	567568.44	93.81588	563790.43	532469.33	-31321.1	-5.56%	BB
32051GWQ4	1000000	5.5	11/25/2035		CMOs - Fixed Rate FHASI 2005-6 1A1	308786.37	98.95149	300927.73	305548.71	4620.98	1.54%	BB
1729733F4	1200000	5.5	10/25/2035		CMOs - Fixed Rate CMSI 2005-7 1A1	321498.8	100.38689	318312.96	322742.65	4429.69	1.39%	B1
12669GU82	1000000	5.5	8/25/2035		CMOs - Fixed Rate CWHL 2005-J2 3A1	193399.31	98.65105	193399.31	190790.45	-2608.86	-1.35%	B1
94980SAQ8	1200000	6	8/25/2036		CMOs - Fixed Rate WFMBS 2006-9 1A15	240614.64	99.51373	236467.01	239444.6	2977.59	1.26%	B2
79548K3C0	618000	9	3/25/2022		CMOs - Fixed Rate SBM7 200-1 B1	52427.6	94.7579	52131.81	49679.29	-2452.52	-4.70%	B
126694HN1	1075400	5.5	11/25/2035		CMOs - Fixed Rate CWHL 2005-25 A9	703044.88	95.66731	700048.05	672584.12	-27463.93	-3.92%	B3
12669GC41	1000000	5.5	6/25/2035		CMOs - Fixed Rate CWHL 2005-13 A4	255992	94.68314	255992	242381.26	-13610.74	-5.32%	B-
94986AAR9	1661000	6	7/25/2037		CMOs - Fixed Rate WFMBS 2007-8 1A16	943372.71	88.17102	921236.49	831781.34	-89455.15	-9.71%	Caa1
12638DAH9	1383000	5.5	3/25/2023		CMOs - Fixed Rate CSMC 2007-7 3A2	699235.67	82.30467	677147.51	575503.61	-101643.9	-15.01%	CCC
126694PF9	1000000	5.5	12/25/2035		CMOs - Fixed Rate CWHL 2005-28 A1	246908.16	94.75295	246237.57	233952.77	-12284.8	-4.99%	CCC
12543RBJ7	1000000	6	4/25/2037		CMOs - Fixed Rate CWHL 2007-3 A33	1000000	79.36256	909800	793625.6	-116174.4	-12.77%	CCC
32051GC78	1000000	5.5	12/25/2035		CMOs - Fixed Rate FHASI 2005-7 A9	133263.35	96.52307	133263.35	128629.88	-4633.47	-3.48%	CCC
32051GC78	1000000	5.5	12/25/2035		CMOs - Fixed Rate FHASI 2005-7 A9	133263.35	96.52307	133263.35	128629.88	-4633.47	-3.48%	CCC
362341VT3	1000000	5.5	11/25/2035		CMOs - Fixed Rate GSR 2005-8F 2A5	291845.65	91.66157	289644.19	267510.3	-22133.89	-7.64%	CCC
76111XP64	425000	5.5	3/25/2036		CMOs - Fixed Rate RFMSI 2006-S3 A8	350222.82	72.94288	300518.18	255462.61	-45055.57	-14.99%	CCC
74958VAB4	1400000	6	10/25/2037		CMOs - Fixed Rate RFMSI 2007-S9 1A2	813201.6	22.11809	157160.96	179864.66	22703.7	14.45%	CCC
74958VAD0	1230000	5.5	9/25/2022		CMOs - Fixed Rate RFMSI 2007-S9 2A2	418170.21	53.82632	300970.11	225085.64	-75884.47	-25.21%	CCC
02147RAG5	1000000	6	8/25/2036		CMOs - Fixed Rate CWALT 2006-23CB 1A7	438597.09	68.5696	376996.78	300744.27	-76252.51	-20.23%	Caa3
02147RAG5	1500000	6	8/25/2036		CMOs - Fixed Rate CWALT 2006-23CB 1A7	657895.63	68.5696	565505.18	451116.4	-114388.78	-20.23%	Caa3
12638DAJ5	537000	5.5	3/25/2023		CMOs - Fixed Rate CSMC 2007-7 3A3	436175.21	60.56229	240326.01	264157.7	23831.69	9.92%	CC
12668BVA8	2000000	5.75	5/25/2036		CMOs - Fixed Rate CWALT 2006-9T1 A1	916914.62	68.82593	776914.23	631075.01	-145839.22	-18.77%	CC
021469AL5	1000000	5.75	5/25/2026		CMOs - Fixed Rate CWALT 2006-J3 4A1	255716.75	83.65505	254162.89	213919.98	-40242.91	-15.83%	CC
021469AL5	1000000	5.75	5/25/2026		CMOs - Fixed Rate CWALT 2006-J3 4A1	255716.75	83.65505	254214.4	213919.98	-40294.42	-15.85%	CC
12545AAY0	698250	6	1/25/2038		CMOs - Fixed Rate CWHL 2007-8 1A23	469001.48	45.00317	79925.07	211065.53	131140.46	164.08%	CC
05949CKW5	1000000	5.2446	11/25/2035		CMOs - Variable Rate BOAMS 2005-J 3A2	456374.28	50.52502	439374.98	230583.2	-208791.78	-47.52%	C
45668JAC0	1405000	5.6869	1/25/2037		CMOs - Variable Rate INDX 2006-AR33 1A22	1405000	41.70385	578579	585939.09	7360.09	1.27%	C
9393365D1	1000000	5.5	5/25/2035		CMOs - Fixed Rate WMALT 2005-3 1CB6	400992.94	57.42371	333095.91	230265.02	-102830.89	-30.87%	C
126378BL1	1812000	6	2/25/2037		CMOs - Fixed Rate CSMC 2007-1 5A12	603174.16	70.57973	132053.54	425718.69	293665.15	222.38%	D
32051G3A1	1000000	6	5/25/2036		CMOs - Fixed Rate FHAMS 2006-FA2 1A6	605785.74	75.76896	505013.94	458997.56	-46016.38	-9.11%	D
12545BAB8	2000000	6	8/25/2037		CMOs - Fixed Rate CWHL 2008-3R 1A2	1054905.34	42.7302	746874.14	450763.16	-296110.98	-39.65%	NR
12545BAD4	1000000	6	8/25/2037		CMOs - Fixed Rate CWHL 2008-3R 2A2	1000000	9.761	308100	97610	-210490	-68.32%	NR
								$19,644,330.48	$17,762,962.39

EXHIBIT A
Exhibit B
OTTI Summary Sheet — December 31, 2010

Cusip	12668BVA8	126378BL1	02147RAG5	02147RAG5
Description	CWALT 2006-9T1 A1	CSMC 2007-1 5A12	CWALT 2006-23CB 1A7	CWALT 2006-23CB 1A7
Current Market Price	68.92	69.969	68.19	68.19
Market Value	$651,766.42	$616,947.89	$463,761.48	$309,174.32
Current Par	$945,659.26	$881,740.45	$680,110.87	$453,407.25
Current Book Value	$831,190.87	$429,639.86	$606,076.90	$404,051.26
Current Book Price	$87.90	$48.73	$89.12	$89.12
Current Discount	$(114,468.39)	$(452,100.59)	$(74,033.97)	$(49,355.99)

CPR	7.13	7.4	6.14	6.14
CDR	8.7	6.0	6.3	6.3
Loss Severity	55.00%	57.00%	56.00%	56.00%
Credit Loss %	-11.91%	-38.30%	-10.84%	-10.84%
Credit Loss $	$(112,628.02)	$(337,706.59)	$(73,724.02)	$(49,149.35)
Additional 4Q OTTI	$0.00	$0.00	$0.00	$0.00

Ending Book Value	$831,190.87	$429,639.85	$606,076.90	$404,051.26
Ending Book Price	$87.90	$48.73	$89.11	$89.11
Discount	$(114,468.39)	$(452,100.60)	$(74,033.97)	$(49,355.99)

Cusip	12545AAY0	32051G3A1	74958VAB4	74958VAD0	9393365D1
Description	CWHL 2007-8 1A23	FHAMS 2006-FA2 1A6	RFMSI 2007-S9 1A2	RFMSI 2007-S9 2A2	WMALT 2005-3 1CB6
Current Market Price	44.29	75.70	22.31	53.47	57.45
Market Value	$215,949.73	$478,079.68	$187,781.32	$244,911.63	$238,871.36
Current Par	$487,533.91	$631,537.98	$842,017.67	$458,053.92	$415,780.67
Current Book Value	$233,792.50	$540,493.63	$296,590.03	$355,238.82	$347,883.64
Current Book Price	$47.95	$85.58	$35.22	$77.56	$83.67
Current Discount	$(253,741.41)	$(91,044.35)	$(545,427.64)	$(102,815.10)	$(67,897.03)

CPR	11.0	6.47	10.0	20.0	6.0
CDR	3.45	7.5	8.0	3.5	5.0
Loss Severity	50.00%	60.00%	60.00%	52.00%	60.00%
Credit Loss %	-52.03%	-17.24%	-53.98%	-20.24%	-6.46%
Credit Loss $	$(253,663.89)	$(108,877.15)	$(454,521.14)	$(92,710.11)	$(26,859.43)
Additional 4Q OTTI	$0.00	$(17,832.80)	$0.00	$0.00	$0.00

Ending Book Value	$233,792.50	$522,660.84	$296,590.03	$355,238.82	$347,883.64
Ending Book Price	$47.95	$82.76	$35.22	$77.55	$83.67
Discount	$(253,741.41)	$(108,877.14)	$(545,427.64)	$(102,815.10)	$(67,897.03)

Cusip	76111XP64	12638DAJ5	45668JAC0	12543RBJ7	12545BAD4
Description	RFMSI 2006-S3 A8	CSMC 2007-7 3A3	INDX 2006-AR33 1A22	CWHL 2007-3 A33	CWHL 2008-3R 2A2
Current Market Price	$72.01	$59.71	$40.91	$78.93	$40.80
Market Value	$255,257.36	$265,045.68	$574,831.86	$789,318.20	$408,000.00
Current Par	$354,468.72	$443,877.56	$1,405,000.00	$1,000,000.00	$1,000,000.00
Current Book Value	$304,764.08	$295,669.09	$578,579.00	$909,800.00	$408,000.00
Current Book Price	$85.98	$66.61	$41.18	$90.98	$40.80
Current Discount	$(49,704.64)	$(148,208.47)	$(826,421.00)	$(90,200.00)	$(592,000.00)

CPR	9.0	13.5	14.9	11.2	14.0
CDR	4.5	Vector 5/1.4	2.3	3.2	Vector 4.1/3.5/3.0/2.0
Loss Severity	55.00%	48.00%	50.00%	50.00%	50.00%
Credit Loss %	-13.12%	-39.99%	-58.78%	-8.88%	-69.19%
Credit Loss	$($46,506.30)	$(177,506.64)	$(825,859.00)	$(88,800.00)	$(691,900.00)
Additional 4Q OTTI	$0.00	$(29,298.17)	$0.00	$0.00	$(99,900.00)

Ending Book Value	$304,764.08	$266,371.36	$578,579.00	$909,800.00	$308,100.00
Ending Book Price	$85.98	$60.01	$41.18	$90.98	$30.81
Discount	$(49,704.64)	$(177,506.20)	$(826,421.00)	$(90,200.00)	$(691,900.00)

EXHIBIT A
Exhibit B-1
OTTI Summary Sheet — March 31, 2011

Cusip	12668BVA8	126378BL1	02147RAG5	02147RAG5
Description	CWALT 2006-9T1 A1	CSMC 2007-1 5A12	CWALT 2006-23CB 1A7	CWALT 2006-23CB 1A7
Current Market Price	68.83	70.58	68.57	68.57
Market Value	$631,075.01	$425,718.69	$451,116.40	$300,744.27
Original Face	$2,000,000.00	$1,812,000.00	$1,500,000.00	$1,000,000.00
Current Par	$916,914.62	$603,174.16	$657,895.63	$438,597.09
Current Book Value	$802,446.23	$355,254.54	$587,977.18	$391,984.78
Current Book Price	$87.52	$58.91	$89.37	$89.37
Current Discount	$(114,468.39)	$(247,919.62)	$(69,918.45)	$(46,612.31)

CPR	11.60	19.6	11.5	11.5
CDR	6.0	4.5	5.0	5.0
Loss Severity	52.00%	50.00%	53.00%	53.00%
Credit Loss %	-7.00%	-26.00%	-6.16%	-6.16%
Credit Loss $	$(140,000.00)	$(471,120.00)	$(92,400.00)	$(61,600.00)
Additional 1Q OTTI	$(25,532.00)	$(223,201.00)	$(22,472.00)	$(14,988.00)

Ending Book Value	$776,914.23	$132,053.54	$565,505.18	$376,996.78
Ending Book Price	$84.73	$21.89	$85.96	$85.96
Discount	$(140,000.39)	$(471,120.62)	$(92,390.45)	$(61,600.31)

Cusip	12545AAY0	32051G3A1	74958VAB4	74958VAD0	9393365D1
Description	CWHL 2007-8 1A23	FHAMS 2006-FA2 1A6	RFMSI 2007- S9 1A2	RFMSI 2007- S9 2A2	WMALT 2005-3 1CB6
Current Market Price	45.00	75.77	22.12	53.82	57.42
Market Value	$211,065.53	$458,997.56	$179,864.66	$225,085.64	$230,265.02
Original Face	$698,250.00	$1,000,000.00	$1,400,000.00	$1,230,000.00	$1,000,000.00
Current Par	$469,001.48	$605,785.74	$813,201.60	$418,170.21	$400,992.94
Current Book Value	$215,260.07	$505,013.94	$267,773.96	$315,355.11	$333,095.91
Current Book Price	$45.90	$83.37	$32.93	$75.41	$83.07
Current Discount	$(253,741.41)	$(100,771.80)	$(545,427.64)	$(102,815.10)	$(67,897.03)

CPR	19.1	13.2	16.0	28.0	8.4
CDR	5.30	6.5	4.7	1.2	5.0
Loss Severity	48.00%	57.00%	55.00%	42.00%	60.00%
Credit Loss %	-55.71%	-10.03%	-46.86%	-9.53%	-4.92%
Credit Loss $	$(388,995.08)	$(100,300.00)	$(656,040.00)	$(117,219.00)	$(49,200.00)
Additional 1Q OTTI	$(135,335.00)	$0.00	$(110,613.00)	$(14,385.00)	$0.00

Ending Book Value	$79,925.07	$505,013.94	$157,160.96	$300,970.11	$333,095.91
Ending Book Price	$17.04	$83.37	$19.33	$71.97	$83.07
Discount	$(389,076.41)	$(100,771.80)	$(656,040.64)	$(117,200.10)	$(67,897.03)

Cusip	76111XP64	12638DAJ5	45668JAC0	12543RBJ7	12545BAD4
Description	RFMSI 2006-S3 A8	CSMC 2007-7 3A3	INDX 2006-AR33 1A22	CWHL 2007-3 A33	CWHL 2008-3R 2A2
Current Market Price	$72.94	$60.56	$41.70	$79.36	$9.76
Market Value	$255,462.61	$264,157.70	$585,939.09	$793,625.60	$97,610.00
Original Face	$425,000.00	$537,000.00	$1,405,000.00	$1,000,000.00	$1,000,000.00
Current Par	$350,222.82	$436,175.21	$1,405,000.00	$1,000,000.00	$1,000,000.00
Current Book Value	$300,518.18	$258,669.01	$568,512.39	$909,800.00	$308,100.00
Current Book Price	$85.81	$59.30	$41.18	$90.98	$30.81
Current Discount	$(49,704.64)	$(177,506.20)	$(836,487.61)	$(90,200.00)	$(691,900.00)

CPR	11.7	12.0	17.4	12.4	15.0
CDR	4.0	Vector 5/1.1	2.6	3.7	Vector 4.5/3.5/3.0/2.5/2.0
Loss Severity	60.00%	40.00%	50.00%	48.00%	50.00%
Credit Loss %	-11.72%	-36.47%	-56.74%	-8.98%	-68.60%
Credit Loss $	$(49,810.00)	$(195,843.90)	$(797,197.00)	$(89,800.00)	$(686,000.00)
Additional 1Q OTTI	$0.00	$(18,343.00)	$0.00	$0.00	$0.00

Ending Book Value	$300,518.18	$240,326.01	$578,579.00	$909,800.00	$308,100.00
Ending Book Price	$85.81	$55.10	$41.18	$90.98	$30.81
Discount	-$49,704.64	-$195,849.20	-$826,421.00	-$90,200.00	-$691,900.00

Exhibit B
Private Label MBS 12/31/10

	Original		Maturity						Market
Cusip	Face	Coupon	Date	Security Type	Description	Par Value	Market Px	Book Value	Value	Gain/Loss	Rating
55265KWG0	1000000	5	5/25/2018	CMOs - Fixed Rate	MASTR 2003-4 8A2	4220.68	$99.66	$4,220.68	$4,206.38	-$14.30	AAA
79548K3C0	618000	9	3/25/2022	CMOs - Fixed Rate	SBM7 200-1 B1	53490.85	$95.52	$51,903.15	$51,092.27	-$810.88	AAA
863572AY9	10000000	4.842	3/1/2020	CMOs - Variable Rate	PERSB 1990-1 1	35207.55	$97.04	$35,118.25	$34,165.72	-$952.53	Baa1
12638DAJ5	537000	5.5	3/25/2023	CMOs - Fixed Rate	CSMC 2007-7 3A3	443877.56	$59.71	$266,371.36	$265,045.68	-$1,325.68	CC
12669EVB9	2500000	3.9	8/25/2033	CMOs - Fixed Rate	CWALT 2003-15T2 A8	154105.03	$97.97	$152,404.30	$150,980.29	-$1,424.01	AAA
576434EK6	1000000	6.25	6/25/2033	CMOs - Fixed Rate	MALT 2003-4 2A1	147879.53	$100.60	$150,627.67	$148,760.92	-$1,866.75	AAA
12669GU82	1000000	5.5	8/25/2035	CMOs - Fixed Rate	CWHL 2005-J2 3A1	228030.94	$98.51	$228,030.94	$224,635.63	-$3,395.31	B1
45668JAC0	1405000	5.6927	1/25/2037	CMOs - Variable Rate	INDX 2006-AR33 1A22	1405000	$40.91	$578,579.00	$574,831.86	-$3,747.14	Ca
55265KNJ4	4000000	5.5	12/25/2017	CMOs - Fixed Rate	MASTR 2002-8 1A1	116078.06	$97.52	$116,966.21	$113,202.02	-$3,764.19	AAA
92922F4F2	125000	5.2636	12/25/2035	CMOs - Variable Rate	WAMU 2005-AR14 2A1	68109.33	$90.67	$66,345.51	$61,753.65	-$4,591.86	BBB+
32051GC78	1000000	5.5	12/25/2035	CMOs - Fixed Rate	FHASI 2005-7 A9	190642.3	$95.34	$190,642.30	$181,765.48	-$8,876.82	CCC
32051GC78	1000000	5.5	12/25/2035	CMOs - Fixed Rate	FHASI 2005-7 A9	190642.3	$95.34	$190,642.30	$181,765.48	-$8,876.82	CCC
1729733F4	1200000	5.5	10/25/2035	CMOs - Fixed Rate	CMSI 2005-7 1A1	382858.21	$95.74	$378,935.61	$366,564.15	-$12,371.46	B1
126694PF9	1000000	5.5	12/25/2035	CMOs - Fixed Rate	CWHL 2005-28 A1	276971.09	$94.24	$276,138.16	$261,026.61	-$15,111.55	CCC
12669GC41	1000000	5.5	6/25/2035	CMOs - Fixed Rate	CWHL 2005-13 A4	295929.85	$94.24	$296,162.69	$278,896.45	-$17,266.24	B-
12545AAY0	698250	6	1/25/2038	CMOs - Fixed Rate	CWHL 2007-8 1A23	487533.91	$44.29	$233,792.50	$215,949.73	-$17,842.77	CC
126673TD4	2000000	4.615	2/25/2035	Asset-Backed Securities - FR	CWL 2004-S1 A3	1325744.37	$92.40	$1,247,948.92	$1,225,034.99	-$22,913.93	Aa3
362341VT3	1000000	5.5	11/25/2035	CMOs - Fixed Rate	GSR 2005-8F 2A5	340056.55	$90.83	$337,290.50	$308,866.87	-$28,423.63	CCC
05948XS93	4000000	3.5133	2/25/2034	CMOs - Variable Rate	BOAMS 2004-A 2A1	582790.79	$94.17	$578,868.95	$548,828.13	-$30,040.82	BBB-
05948XS69	9300000	3.467	2/25/2034	CMOs - Variable Rate	BOAMS 2004-A 1A1	294243.96	$88.76	$294,243.96	$261,174.68	-$33,069.28	A-
126694HN1	1075400	5.5	11/25/2035	CMOs - Fixed Rate	CWHL 2005-25 A9	811673.19	$95.26	$808,213.32	$773,211.49	-$35,001.83	B3
32051G3A1	1000000	6	5/25/2036	CMOs - Fixed Rate	FHAMS 2006-FA2 1A6	631537.98	$75.70	$522,660.84	$478,079.68	-$44,581.16	D
021469AL5	1000000	5.75	5/25/2026	CMOs - Fixed Rate	CWALT 2006-J3 4A1	272024.1	$82.76	$270,296.81	$225,115.50	-$45,181.31	CC
021469AL5	1000000	5.75	5/25/2026	CMOs - Fixed Rate	CWALT 2006-J3 4A1	272024.1	$82.76	$270,357.74	$225,115.50	-$45,242.24	CC
76111XP64	425000	5.5	3/25/2036	CMOs - Fixed Rate	RFMSI 2006-S3 A8	354468.72	$72.01	$304,764.08	$255,257.36	-$49,506.72	CCC
59020ULS2	1635000	2.7865	8/25/2034	CMOs - Variable Rate	MLMI 2004-A4 A3	600526.03	$78.78	$566,167.39	$473,106.24	$93,061.15	AAA
126671QN9	2500000	5.978	1/25/2017	Asset-Backed Securities - VR	CWL 2002-S2 A5	367912.42	$74.50	$367,727.96	$274,110.90	-$93,617.06	AAA
126671QN9	2500000	5.978	1/25/2017	Asset-Backed Securities - VR	CWL 2002-S2 A5	367912.42	$74.50	$367,833.51	$274,110.90	-$93,722.61	AAA
02147RAG5	1000000	6	8/25/2036	CMOs - Fixed Rate	CWALT 2006-23CB 1A7	453407.25	$68.19	$404,051.26	$309,174.32	-$94,876.94	Caa3
94986AAR9	1661000	6	7/25/2037	CMOs - Fixed Rate	WFMBS 2007-8 1A16	1004086.79	$88.17	$981,950.57	$885,326.52	-$96,624.05	Caa1
12638DAH9	1383000	5.5	3/25/2023	CMOs - Fixed Rate	CSMC 2007-7 3A2	712317.09	$82.19	$690,228.93	$585,424.92	$104,804.01	CCC
74958VAB4	1400000	6	10/25/2037	CMOs - Fixed Rate	RFMSI 2007-S9 1A2	842017.67	$22.31	$296,590.03	$187,871.32	$108,718.71	CCC
9393365D1	1000000	5.5	5/25/2035	CMOs - Fixed Rate	WMALT 2005-3 1CB6	415780.67	$57.45	$347,883.64	$238,871.36	$109,012.28	CCC
74958VAD0	1230000	5.5	9/25/2022	CMOs - Fixed Rate	RFMSI 2007-S9 2A2	458053.92	$53.47	$355,238.82	$244,911.63	$110,327.19	CCC
12543RBJ7	1000000	6	4/25/2037	CMOs - Fixed Rate	CWHL 2007-3 A33	1000000	$78.93	$909,800.00	$789,318.20	$120,481.80	CCC
05949CKW5	1000000	5.2524	11/25/2035	CMOs - Variable Rate	BOAMS 2005-J 3A2	481251.21	$68.32	$464,251.91	$328,798.91	$135,453.00	C
02147RAG5	1500000	6	8/25/2036	CMOs - Fixed Rate	CWALT 2006-23CB 1A7	680110.87	$68.19	$606,076.90	$463,761.48	$142,315.42	Caa3
12668BVA8	2000000	5.75	5/25/2036	CMOs - Fixed Rate	CWALT 2006-9T1 A1	945659.26	$68.92	$831,190.87	$651,766.42	$179,424.45	CC
36242DBL6	4760000	2.8614	8/25/2034	CMOs - Variable Rate	GSR 2004-9 3A2	615031.72	$47.26	$573,079.21	$290,677.64	$282,401.57	Aa3

Exhibit C
Private Label MBS 3/31/2011

	Original		Maturity				Market		Market
Cusip	Face	Coupon	Date	Security Tyoe	Description	Par Value	Px	Book Value	Value	Gain/Loss	Rating
05946XWP4	1000000	4.5	3/25/2035	CMOs — Fixed Rate	CMO 2005-3 2A2	$235.27	$99.44	$234.00	$233.95	($0.05)	AAA
863572AY9	10000000	0	3/1/2020	CMOs — Variable Rate	PERSB 1990-1 1	$34,184.71	$97.71	$34,184.71	$33,400.21	($784.50)	Baa1
12669EVB9	2500000	3.9	8/25/2033	CMOs — Fixed Rate	CWALT 2003-15T2 A8	$146,675.98	$98.08	$145,121.65	$143,861.74	($1,259.91)	Aa3
576434EK6	1000000	6.25	6/25/2033	CMOs — Fixed Rate	MALT 2003-4 2A1	$147,043.98	$100.58	$149,717.92	$147,895.54	($1,822.38)	AAA
79548K3C0	618000	9	3/25/2022	CMOs — Fixed Rate	SBM7 200-1 B1	$52,427.60	$94.76	$52,131.81	$49,679.29	($2,452.52)	B
12669GU82	1000000	5.5	8/25/2035	CMOs — Fixed Rate	CWHL 2005-J2 3A1	$193,399.31	$98.65	$193,399.31	$190,790.45	($2,608.86)	B1
92922F4F2	125000	5.2535	12/25/2035	CMOs — Variable Rate	WAMU 2005-AR14 2A1	$63,577.00	$90.39	$61,947.08	$57,468.85	($4,478.23)	BBB+
32051GC78	1000000	5.5	12/25/2035	CMOs — Fixed Rate	FHASI 2005-7 A9	$133,263.35	$96.52	$133,263.35	$128,629.88	($4,633.47)	CCC
32051GC78	1000000	5.5	12/25/2035	CMOs — Fixed Rate	FHASI 2005-7 A9	$133,263.35	$96.52	$133,263.35	$128,629.88	($4,633.47)	CCC
126694PF9	1000000	5.5	12/25/2035	CMOs — Fixed Rate	CWHL 2005-28 A1	$246,908.16	$94.75	$246,237.57	$233,952.77	($12,284.80)	CCC
12669GC41	1000000	5.5	6/25/2035	CMOs — Fixed Rate	CWHL 2005-13 A4	$255,992.00	$94.68	$255,992.00	$242,381.26	($13,610.74)	B-
362341VT3	1000000	5.5	11/25/2035	CMOs — Fixed Rate	GSR 2005-8F 2A5	$291,845.65	$91.66	$289,644.19	$267,510.30	($22,133.89)	CCC
126694HN1	1075400	5.5	11/25/2035	CMOs — Fixed Rate	CWHL 2005-25 A9	$703,044.88	$95.67	$700,048.05	$672,584.12	($27,463.93)	B3
05948XS93	4000000	2.8571	2/25/2034	CMOs — Variable Rate	BOAMS 2004-A 2A1	$567,568.44	$93.82	$563,790.43	$532,469.33	($31,321.10)	BB
126673TD4	2000000	4.615	2/25/2035	Asset-Backed Securities — FR	CWL 2004-S1 A3	$1,239,591.56	$91.58	$1,167,765.61	$1,135,225.88	($32,539.73)	Aa3
05948XS69	9300000	2.7465	2/25/2034	CMOs — Variable Rate	BOAMS 2004-A 1A1	$292,064.55	$88.34	$292,064.55	$258,016.63	($34,047.92)	BB
021469AL5	1000000	5.75	5/25/2026	CMOs — Fixed Rate	CWALT 2006-J3 4A1	$255,716.75	$83.66	$254,162.89	$213,919.98	($40,242.91)	CC
021469AL5	1000000	5.75	5/25/2026	CMOs — Fixed Rate	CWALT 2006-J3 4A1	$255,716.75	$83.66	$254,214.40	$213,919.98	($40,294.42)	CC
76111XP64	425000	5.5	3/25/2036	CMOs — Fixed Rate	RFMSI 2006-S3 A8	$350,222.82	$72.94	$300,518.18	$255,462.61	($45,055.57)	CCC
32051G3A1	1000000	6	5/25/2036	CMOs — Fixed Rate	FHAMS 2006-FA2 1A6	$605,785.74	$75.77	$505,013.94	$458,997.56	($46,016.38)	D
74958VAD0	1230000	5.5	9/25/2022	CMOs — Fixed Rate	RFMSI 2007-S9 2A2	$418,170.21	$53.83	$300,970.11	$225,085.64	($75,884.47)	CCC
02147RAG5	1000000	6	8/25/2036	CMOs — Fixed Rate	CWALT 2006-23CB 1A7	$438,597.09	$68.57	$376,996.78	$300,744.27	($76,252.51)	Caa3
126671QN9	2500000	5.978	1/25/2017	Asset-Backed Securities — VR	CWL 2002-S2 A5	$342,778.49	$74.73	$342,608.68	$256,149.01	($86,459.67)	Aa2
126671QN9	2500000	5.978	1/25/2017	Asset-Backed Securities — VR	CWL 2002-S2 A5	$342,778.49	$74.73	$342,705.84	$256,149.01	($86,556.83)	Aa2
59020ULS2	1635000	2.7867	8/25/2034	CMOs — Variable Rate	MLMI 2004-A4 A3	$580,835.60	$78.73	$546,476.96	$457,299.30	($89,177.66)	AAA
94986AAR9	1661000	6	7/25/2037	CMOs — Fixed Rate	WFMBS 2007-8 1A16	$943,372.71	$88.17	$921,236.49	$831,781.34	($89,455.15)	Caa1
12638DAH9	1383000	5.5	3/25/2023	CMOs — Fixed Rate	CSMC 2007-7 3A2	$699,235.67	$82.30	$677,147.51	$575,503.61	($101,643.90)	CCC
9393365D1	1000000	5.5	5/25/2035	CMOs — Fixed Rate	WMALT 2005-3 1CB6	$400,992.94	$57.42	$333,095.91	$230,265.02	($102,830.89)	C
02147RAG5	1500000	6	8/25/2036	CMOs — Fixed Rate	CWALT 2006-23CB 1A7	$657,895.63	$68.57	$565,505.18	$451,116.40	($114,388.78)	Caa3
12543RBJ7	1000000	6	4/25/2037	CMOs — Fixed Rate	CWHL 2007-3 A33	$1,000,000.00	$79.36	$909,800.00	$793,625.60	($116,174.40)	CCC
12668BVA8	2000000	5.75	5/25/2036	CMOs — Fixed Rate	CWALT 2006-9T1 A1	$916,914.62	$68.83	$776,914.23	$631,075.01	($145,839.22)	CC
05949CKW5	1000000	5.2446	11/25/2035	CMOs — Variable Rate	BOAMS 2005-J 3A2	$456,374.28	$50.53	$439,374.98	$230,583.20	($208,791.78)	C
12545BAD4	1000000	6	8/25/2037	CMOs — Fixed Rate	CWHL 2008-3R 2A2	$1,000,000.00	$9.76	$308,100.00	$97,610.00	($210,490.00)	NR
36242DBL6	4760000	2.86	8/25/2034	CMOs — Variable Rate	GSR 2004-9 3A2	$609,605.27	$47.13	$568,512.39	$287,278.13	($281,234.26)	Aa3
12545BAB8	2000000	6	8/25/2037	CMOs — Fixed Rate	CWHL 2008-3R 1A2	$1,054,905.34	$42.73	$746,874.14	$450,763.16	($296,110.98)	NR